UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 000-20827

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CASS INFORMATION SYSTEMS, INC. 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CASS INFORMATION SYSTEMS, INC.

12444 Powerscourt Drive, Suite 550

St. Louis, Missouri 63131

REQUIRED INFORMATION

The Cass Information Systems, Inc. 401(k) Plan (the “Plan”) is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedule prepared in accordance with the financial reporting requirements of ERISA.

CASS INFORMATION SYSTEMS, INC. 401(K) PLAN INDEX

*	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of

Cass Information Systems, Inc. 401(K) Plan

St. Louis, Missouri

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Cass Information Systems, Inc. 401(K) Plan (the “Plan”) as of December 31, 2020 and 2019, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the Schedule H, Line 4i-Schedule of Assets (Held at Year End) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Brown Smith Wallace, LLP

We have served as the Plan’s auditor since 2019.

St. Louis, Missouri

June 28, 2021

CASS INFORMATION SYSTEMS, INC.

401(k) PLAN

Statements of Assets Available for Benefits

December 31, 2020 and 2019

	2020	2019
Investments, at fair value:
Pooled separate accounts	$4,329,577	33,725,425
Mutual funds	37,195,367	7,299,294
Collective trust funds	38,524,921	28,609,986
Insurance company general account (unallocated contracts)	1,345,677	1,906,134
Employer common stock	935,129	1,274,225

Total investments	82,330,671	72,815,064
Notes receivable from participants	1,547,412	1,551,579
Contributions receivable
Employer	99,594	—
Participants	131,553	—

Assets available for benefits	$84,109,230	74,366,643

See accompanying notes to financial statements.

CASS INFORMATION SYSTEMS, INC.

401(k) PLAN

Statements of Changes in Assets Available for Benefits

Years ended December 31, 2020 and 2019

	2020	2019
Additions:
Contributions:
Employer	$1,562,312	1,365,285
Employee	4,611,474	4,399,819
Rollover	334,248	571,110

	6,508,034	6,336,214

Investment income:
Interest on insurance company general account	19,889	26,466
Dividends	323,124	161,126
Net appreciation in fair value of investments	10,466,494	12,659,404

	10,809,507	12,846,996

Interest on notes receivable from participants	75,801	72,566

Total additions	17,393,342	19,255,776

Deductions:
Benefit payments	7,628,807	5,188,473
Other	21,948	31,986

Total deductions	7,650,755	5,220,459

Increase in assets available for benefits	9,742,587	14,035,317
Assets available for benefits:
Beginning of year	74,366,643	60,331,326

End of year	$84,109,230	74,366,643

See accompanying notes to financial statements.

CASS INFORMATION SYSTEMS, INC.

401(k) PLAN

Notes to Financial Statements

December 31, 2020 and 2019

NOTE 1 – PLAN DESCRIPTION

The following description of the Plan provides general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

(a)	Employer Contributions – The amount of employer contributions is determined by the Retirement Plan Committee (the Plan Administrator) and approved by Cass leadership.

The employer has indicated participants who are also eligible for the Cass Information Systems, Inc. Defined Benefit Plan, are eligible to receive a matching contribution amount equal to 50% of the participant’s contribution up to 3% of the participant’s salary. Participants who are not eligible for the Cass Information Systems, Inc. Defined Benefit Plan, are eligible to receive a matching contribution amount equal to 50% of the participant’s contribution up to 6% of the participant’s salary. Also, this group of employees will be eligible to receive an additional company contribution up to 3% of the participant’s eligible salary. The participant does not need to be actively making deferrals into the Plan to be eligible to receive the additional contribution.

Effective February 28, 2021 the Defined Benefit Plan was frozen. All employees became eligible to receive a matching contribution amount equal to 50% of the participant’s contribution up to 6% of the participant’s salary and the additional 3% company contribution beginning the pay period after February 28, 2021. Furthermore, the employees that were previously eligible for the Company’s Defined Benefit Plan are eligible for a supplementary company contribution up to 3% through December 31, 2023.

(b)

Employee Contributions – Each plan participant may elect to make contributions to the Plan of 1% to 100% of the participant’s eligible compensation for such fiscal year as long as such contributions do not exceed the maximum permissible by the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. In addition, participants that are age 50 or older are eligible to make pre-tax catch-up contributions not to exceed certain limits described in the Plan document. Eligible new hires as of January 1, 2017 are automatically enrolled for pre-tax contributions at a 6% deferral rate, with automatic annual 1% increases up to 8%, unless they elect otherwise; prior to January 1, 2017 the automatic deferral rate was 4%.

(c)

Participant Eligibility – Employees (as defined by the Plan) of the Company or its wholly owned subsidiary, Cass Commercial Bank, shall be eligible to become a participant in the Plan following the completion of one month of service and upon reaching 21 years of age. Individuals who are ineligible to participate in the Plan consist of (a) individuals who are represented by a bargaining unit that has bargained with the Company in good faith on the subject of retirement benefits; (b) Nonresident aliens with no U.S. income or all such income is exempt from U.S. income tax; (c) leased employees; and (d) employees whose primary work location is other than a processing center maintained by the Employer and whose job title includes “Offsite.”

CASS INFORMATION SYSTEMS, INC.

401(k) PLAN

Notes to Financial Statements

(d)

Participant Accounts – Each participant’s account is credited with the participant’s contributions and allocations of the Company’s match and contributions along with plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)

Vesting – Employees are 100% vested in any portion of their account resulting from their savings contributions and any rollover contributions. Employer contributions including, but not limited to, matching additional and discretionary are subject to vesting as follows:

Years of service	Vesting percentage
Less than three	—%
Three or more	100%

If an employee terminates employment before full vesting, the nonvested portions of employer matching and discretionary contributions are used to reduce future contributions or plan administration costs of the Company. At December 31, 2020 and 2019, the forfeited nonvested accounts had zero balances. Employer contributions were reduced from forfeited nonvested accounts by $138,317 and $143,092 during 2020 and 2019, respectively.

(f)

Distributions – Under the terms of the Plan, participants hired prior to January 1, 2017 reaching the age of 59 1⁄2 are eligible to receive their balance prior to January 1, 2017. Participants hired January 1, 2017 and after reaching the age of 65 are eligible to receive the entire balance in all of the accounts maintained for such participant. Participants terminating employment prior to the attainment of age 59 1⁄2 receive their contributions and earnings on such contributions and the sponsor’s account and earnings on such account, if such amounts are vested. In the event of death, any vested balances in the participant’s account are paid to the designated beneficiary.

(g)

Costs of Plan Administration – Fees and expenses incurred by the Company in the administration of the Plan are paid by the Company or from forfeited nonvested accounts. Expenses solely attributable to the investment of funds are paid with plan assets.

(h)

Notes Receivable From Participants – Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance, per plan provisions. The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined by the Cass Information Systems, Inc. Retirement Plan Committee (the Plan Administrator). Principal and interest are paid ratably through payroll deductions.

CASS INFORMATION SYSTEMS, INC.

401(k) PLAN

Notes to Financial Statements

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

(a)

Basis of Presentation – The accompanying financial statements have been prepared on the accrual basis of accounting and present the assets available for benefits and changes in those assets. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

(b)	Payments of Benefits - Benefits are recorded when paid.

(c)

Trust Fund – Under the terms of a trust agreement between the Principal Life Insurance Company (the Trustee) and the Company, the Trustee administers a trust fund on behalf of the Plan. Participants may elect to have a portion of their account balances invested in a General Account, which is comprised of investments in guaranteed interest contracts with an insurance company, a variety of interests in pooled separate accounts, mutual funds, and collective trust funds investing in debt and equity instruments, and common stock of the Company.

(d)

Investment Valuation and Income Recognition – Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, as described more fully in note 3.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(e)

Notes Receivable From Participants – Notes receivable from participants are reported at their unpaid principal balances plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and are charged to expense when incurred. No allowance for credit losses has been recorded as of December 31, 2020 or 2019. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit is recorded.

(f)	Subsequent Events – The Plan has evaluated subsequent events through June 28, 2021, the date the financial statements were issued.

(g)

Recent Accounting Pronouncements - In August 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2018-13 “Fair Value Measurement (Topic 820), Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement.” This amendment changes the fair value measurement disclosure requirements of ASC Topic 820 and is the result of a broader disclosure project called FASB Concepts Statement, Conceptual Framework for Financial Reporting – Chapter 8: Notes to Financial Statements, which was finalized in August 2018. ASU No. 2018-13 was effective for all entities for fiscal years, and interim fiscal periods within those fiscal years, beginning after December 15, 2019. ASU No. 2018-13 was adopted January 1, 2020 and did not have a material impact on the Plan’s financial statements.

CASS INFORMATION SYSTEMS, INC.

401(k) PLAN

Notes to Financial Statements

NOTE 3 – FAIR VALUE MEASUREMENTS

The Plan’s investments are reported at fair value in the accompanying statements of assets available for benefits. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan Administrator believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The fair value measurement accounting literature establishes a value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets and liabilities in active markets and have the highest priority.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and have the lowest priority.

The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 inputs are used only when Level 1 and Level 2 inputs are not available.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.

Common stocks – valued at the closing price reported on the active market on which the individual securities are traded (Level 1 inputs).

Mutual funds – valued at the daily closing price as reported by the fund (Level 1 inputs). Mutual funds held by the Plan are open-end mutual funds which are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Collective trust funds – valued at the NAV of the units of the Principal Trust Company collective trusts. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. The investments have no unfunded commitments and can be redeemed daily with a one day notice period.

CASS INFORMATION SYSTEMS, INC.

401(k) PLAN

Notes to Financial Statements

Pooled separate accounts – valued at the NAV of the pooled separate accounts. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. The investments have no unfunded commitments and can be redeemed daily with a one day notice period.

Guaranteed investment contracts – fair value is the amount the Plan’s participants would receive currently if they were to withdraw or transfer funds from the Plan prior to their maturity for an event other than death, disability, termination, or retirement. This fair value represents contract value adjusted to reflect current market interest rates only to the extent such market rates exceed crediting rates (Level 3 inputs).

The following tables set forth, by level with the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2020 and 2019:

2020	Quoted market prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Mutual funds	$37,195,367	—	—	37,195,367
Employer common stock	935,129	—	—	935,129
Insurance company general account	—	—	1,345,677	1,345,677

	$38,130,496	—	1,345,677	39,476,173

Measured at net asset value:
Pooled separate accounts				4,329,577
Collective trust funds				38,524,921

				$82,330,671

2019	Quoted market prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Mutual funds	$7,299,294	—	—	7,299,294
Employer common stock	1,274,225	—	—	1,274,225
Insurance company general account	—	—	1,906,134	1,906,134

	$8,573,519	—	1,906,134	10,479,653

Measured at net asset value:
Pooled separate accounts				33,725,425
Collective trust funds				28,609,986

				$72,815,064

CASS INFORMATION SYSTEMS, INC.

401(k) PLAN

Notes to Financial Statements

Following is a summary of changes in the fair value of the insurance company general account, the only plan asset valued using Level 3 inputs, for the years ended December 31, 2020 and 2019:

	2020	2019
Balance, beginning of year	$1,906,134	2,028,598
Realized and unrealized gains relating to instruments still held at the reporting date	43,335	48,261
Interest credited	19,889	26,466
Purchases, sales, issuances, and settlements (net)	(623,681)	(197,191)

Balance, end of year	$1,345,677	1,906,134

NOTE 4 – RELATED PARTY TRANSACTIONS

Certain Plan investments are units of pooled accounts or collective trust funds managed by Principal Life Insurance Company or affiliates thereof. Principal Life Insurance Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management and recordkeeping services amounted to $21,948 and $31,986 for the years ended December 31, 2020 and 2019, respectively.

The Plan invests in common stock of the Company. At December 31, 2020 and 2019, the Plan held 24,033 and 22,068 shares of Company common stock, with fair values of $935,129 and $1,274,225, respectively. During the years ended December 31, 2020 and 2019, the Plan received cash and stock dividends totaling $24,924 and $32,462, respectively, on shares of Company common stock.

NOTE 5 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Administrator has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. In the event of plan termination, participants become 100% vested in their accounts. The Company may elect to have all assets transferred to another qualified plan in which all participants who would have otherwise received a distribution will have an interest, and each person’s interest will be nonforfeitable as to amounts attributable to assets transferred on his or her behalf.

NOTE 6 – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

NOTE 7 – FEDERAL INCOME TAXES

The Internal Revenue Service issued its latest determination letter on August 8, 2014, which indicates the prototype plan document adopted by the Plan qualifies under the provisions of Section 401(a) and the trust is exempt from federal income taxes under the provisions of

CASS INFORMATION SYSTEMS, INC.

401(k) PLAN

Notes to Financial Statements

Section 501(a) of the Internal Revenue Code, as amended. While various amendments have been made to the Plan since 2014, in the opinion of the Plan Administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code.

Schedule

CASS INFORMATION SYSTEMS, INC.

401(k) PLAN

Employer Identification Number: 43-1265338

Plan Number: 002

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2020

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost		(e) Current value
*	Principal Life Insurance Company	General Account	*	*	$1,345,677
		Pooled separate accounts:
*	Principal Life Insurance Company	Core Plus Bond Account	*	*	3,340,182
*	Principal Life Insurance Company	U.S. Property Account	*	*	989,395
		Collective trust funds:
*	Principal Trust Company	Principal Income Fund	*	*	247,384
*	Principal Trust Company	Principal Lifetime Hybrid 2010 Fund	*	*	353,074
*	Principal Trust Company	Principal Lifetime Hybrid 2020 Fund	*	*	5,643,584
*	Principal Trust Company	Principal Lifetime Hybrid 2025 Fund	*	*	436,968
*	Principal Trust Company	Principal Lifetime Hybrid 2030 Fund	*	*	10,874,410
*	Principal Trust Company	Principal Lifetime Hybrid 2035 Fund	*	*	37,860
*	Principal Trust Company	Principal Lifetime Hybrid 2040 Fund	*	*	9,309,523
*	Principal Trust Company	Principal Lifetime Hybrid 2045 Fund	*	*	137,924
*	Principal Trust Company	Principal Lifetime Hybrid 2050 Fund	*	*	6,291,386
*	Principal Trust Company	Principal Lifetime Hybrid 2055 Fund	*	*	13,616
*	Principal Trust Company	Principal Lifetime Hybrid 2060 Fund	*	*	862,201
*	Principal Trust Company	Principal Lifetime Hybrid 2065 Fund	*	*	1,820
*	Principal Trust Company	Principal Stable Value Fund	*	*	4,315,171

		Mutual funds:
	Fidelity Investments	Fidelity Extended Market Index Fund	*	*	12,359,625
	Fidelity Investments	Fidelity Total International Index Fund	*	*	2,484,019
	Fidelity Investments	Fidelity 500 Index Fund	*	*	10,042,412
	Franklin Templeton Investments	Franklin Small Cap Value Advance Fund	*	*	274,291
	JP Morgan Funds	JP Morgan Equity Income Fund	*	*	18,114
	Lord Abbett & Co., LLC	Lord Abbett Developing Growth Fund	*	*	1,788,359
	MFS Investment Management	MFS Growth Fund	*	*	6,363,029
	Vanguard Group	Vanguard Total Bond Market Index Fund	*	*	2,252,373
	Vanguard Group	International Growth Fund	*	*	1,613,145
*	Cass Information Systems, Inc.	Common stock	*	*	935,129
*	Participant loans	Interest rates at 5.00% to 5.75%	—		1,547,412

					$83,878,083

*	Party-in-interest.
**	Not included for participant-directed investment programs, as permitted under the instructions to Form 5500.

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

23.1	Consent of Brown Smith Wallace, LLP.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CASS INFORMATION SYSTEMS, INC. 401(K) PLAN

By:	/s/ Michael J. Normile
Name:	Michael J. Normile
Title:	Trustee

Date: June 28, 2021